Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q2 2018	Q1 2018	Six months ended April 30, 2018	For the year ended October 31, 2017
Return on Assets	0.98%	0.94%	0.96%	0.97%
Return on Equity	18.1%	17.4%	17.7%	17.0%
Dividend Payout Ratio	46%	45%	45%	46%
Equity to Asset Ratio	5.82%	5.78%	5.80%	6.12%